UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Across America Financial Services, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
00501N103
(CUSIP Number)
Joseph Zimlich
103 West Mountain Ave.
Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00501N103

1	NAMES OF REPORTING PERSONS BOCO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		1,800,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,800,000

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,374,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Limited Liability Company

CUSIP No.	00501N103

1	NAMES OF REPORTING PERSONS Pat Stryker Living Trust, dated October 14, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		1,800,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,800,000

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,374,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

CUSIP No.	00501N103

1	NAMES OF REPORTING PERSONS Pat Stryker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		1,800,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,800,000

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,374,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	00501N103
ITEM 1. SECURITY AND ISSUER.
This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Across America Financial Services, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 5350 South Roslyn, Suite 400, Greenwood Village, CO 80111.
ITEM 2. IDENTITY AND BACKGROUND.
The persons filing this statement (collectively, the “Reporting Persons”) are:
(a)	BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

(b)	Pat Stryker Living Trust, dated October 14, 1976, as amended; and

(c)	Pat Stryker, a Colorado resident.
BOCO is a Colorado limited liability company. The principal business of BOCO is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 103 West Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On March 31, 2009, pursuant to a Subscription Agreement with the Company, BOCO Investments, LLC (“BOCO”) purchased 1,450,000 shares of Common Stock of the Company for cash at a price of $1.00 per share. BOCO also received 725,000 warrants, 2,900,000 warrants, and 1,450,000 warrants to purchase common stock at a price of $.25, $.50, and $.1.00 per share, respectively. Also, on March 31, 2009, BOCO purchased 250,000 common shares at $.20 per share in a private transaction from a shareholder of the Company. On November 6, 2008, BOCO received 100,000 warrants at an exercise price of $.50 per share in connection with a loan to the Company.

CUSIP No.	00501N103
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons intend to hold the shares of Common Stock for long-term investment. The Reporting Persons have no current plan to dispose of the shares of Common Stock. Except as set forth below, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.
As of April 2, 2009, based upon information provided by the Company, there were 23,764,567 shares of Common Stock outstanding as a result of the transaction described above. In connection with the transaction described in Item 3, BOCO owns 1,800,000 common shares.. BOCO also owns common stock purchase warrants for 5,175,000 shares of common stock. As far as beneficial ownership is concerned, BOCO owns 2,374,080 shares, or 9.99% of the shares of Common Stock issued and outstanding. This amount represents 1,800,000 shares owned directly by BOCO and 574,080 shares currently issuable upon the exercise of warrants. Does not include approximately 4,600,920 shares underlying common stock purchase warrants held by BOCO because of a provision in the warrants prohibiting warrant exercise if the exercise would increase the beneficial ownership of BOCO Investments, LLC above 9.99%.

CUSIP No.	00501N103
(b) Each of the Reporting Persons has sole power to vote and direct the disposition of the shares for which it is deemed to be the beneficial owner.
(c) Other than as disclosed above in Item 3, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
As described above in Item 3, BOCO has entered into a Subscription Agreement with the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None.

CUSIP No.	00501N103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOCO Investments, LLC
By:	Bohemian Asset Management, Inc., its Manager
By:	/s/ Joseph C. Zimlich
	Name:	Joseph C. Zimlich
	Title:	President